SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

Comments on media reports

São Paulo, January 25, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4, NYSE: GOL), the main Brazil's domestic airline, in compliance with the provisions of Law No. 6,404, of December 15, 1976, as amended (Brazilian Corporate Law), and the regulations of the Brazilian Securities and Exchange Commission, in response to Official Letter No. 19/2024/CVM/SEP/GEA-2, dated January 24, 2024, attached hereto, wherein the Company was requested to address the news published on January 23, 2024, on the website of the newspaper “O Globo”, under the title “Gol loses credit with distributors and has to pay for fuel upfront”, hereby informs that (i) following the facts set forth in the Market Announcements issued by the Company on December 1, 2023, and January 16, 2024, a few of the Company’s fuel suppliers abroad have revisited their credit policies with GOL to alter the terms of payment to be complied with by the Company; and (ii) the said suppliers represent a minor portion of the Company's fuel expenses, and the review of such policies has not materially impacted the continuity of the Company's business and operations, which is why the Company believes that such information does not constitute a relevant fact.

Notwithstanding the above, the Company emphasizes that it has disclosed on the date hereof a Material Fact, wherein GOL informs it has voluntarily initiated the procedure under Chapter 11 of the U.S. Bankruptcy Code. For further details, the Company's shareholders and the market in general can access the said Material Fact on the Company's investor relations website.

About GOL Linhas Aéreas Inteligentes S.A

GOL is the main Brazil's airline and part of the Abra Group. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transport. The company has alliances with American Airlines and Air France-KLM, besides several codeshare and interline agreements, available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of "Being the First for All", GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety, GOL's #1 value, and operates a standardized fleet of 141 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

Notice to Market

Official Letter No. 19/2024/CVM/SEP/GEA-2

Rio de Janeiro, January 24, 2024.

To
MARIO TSUWEI LIAO
Investor Relations Officer
GOL LINHAS AÉREAS INTELIGENTES S.A.
Tel.: (11) 2128-4700
Email: ri@voegol.com.br

C/C: Superintendência de Listagem e Supervisão de Emissores of
B3 S.A. – Brasil, Bolsa, Balcão
Email: emissores@b3.com.br; ana.pereira@b3.com.br; ana.zane@b3.com.br

Subject: Request for Clarification - News Published in the Media

Mr. Officer,

1       We make reference to the article titled “Gol loses credit with distributors and has to pay for fuel upfront” published on the O Globo newspaper on world wide web on 01/23/2024, with the following content:

Gol loses credit with distributors and has to pay for fuel upfront

By Mariana Barbosa

01/23/2024 5h42 p.m.

Amid rumors that Gol is preparing to file a procedure for judicial restructuring in the USA, Gol lost credit for fuel at some of the country's major airports. According to sources, the company is now required to pay for fuel upfront for its aircraft.

After contact, the company stated that it “continues its efforts to improve its profitability and strengthen its balance sheet as previously announced.”

The airline company is facing serious cash flow issues and has been attempting to restructure debt with plane lessors and financial creditors for the past six months. The company's debt, which still suffers from the impacts of the pandemic, amounts to R$20 billion, of which R$3 billion has a short maturity term.

Fuel accounts for approximately 40% of an airline's expenses in Brazil. Fuel distributors generate revenue by providing credit for airlines companies to pay for the consumption of jet fuel in 30, 60, 90 or even 120 days. Fees are added to distribution margins.

2       Regarding the content of the news, particularly the highlighted excerpts, we request your statement on the accuracy of the information provided in the news, and if so, we request additional clarification on the matter, and kindly ask you to elaborate on the reasons for not considering the subject as a Material Fact, in accordance with CVM Resolution No. 44/21.

3       Such statement must include a copy of this Official Letter and be submitted through the Sistema Empresas.NET, under the category “Market Communication,” type “Clarifications regarding CVM/B3 inquiries.” Compliance with this request for a statement by means of a Market Communication does not exempt the potential investigation of responsibility for the untimely disclosure of Material Facts, as per the terms of CVM Resolution No. 44/21.

Notice to Market

4       We emphasize that, pursuant to Article 3 of CVM Resolution No. 44/21, it is the responsibility of the Investor Relations Officer to disclose and communicate to CVM, and if applicable, to the stock exchange and organized over-the-counter market where the securities issued by the company are admitted for trading, any material act or fact that occurs or is related to its business, as well as ensure its wide and immediate dissemination, simultaneously in all markets where such securities are admitted for trading.

5       We also remind you of the obligation set forth in the sole paragraph of Article 4 of CVM Resolution No. 44/21, as to inquire the Company's managers and controlling shareholders, as well as all other individuals with access to material acts or facts, in order to ascertain whether they are aware of information that should be disclosed to the market.

6       In accordance with the sole paragraph of Article 6 of CVM Resolution No. 44/21, it is the duty of controlling shareholders or managers of the public company, directly or through the Investor Relations Officer, to immediately disclose any pending material act or fact, in the event that the information escapes their control or if there is an atypical fluctuation in the quotation, price, or volume of securities issued by the public company or referenced to them. Therefore, in the event of the leakage of relevant information (such as its disclosure through a press release, for example), the Material Fact must be disclosed, regardless of whether the information originates from statements by representatives of the Company or not.

7       We also emphasize that Article 8 of CVM Resolution No. 44/21 stipulates that it is the responsibility of controlling shareholders, directors, members of the board of directors, members of the fiscal council, and of any bodies with technical or advisory functions created by statutory provision, as well as employees of the company, to maintain confidentiality regarding information related to a material act or fact to which they have privileged access due to their position or office until its disclosure to the market, and also required to ensure that subordinates and trusted third parties do the same, being jointly liable with them in the event of non-compliance.

8       On behalf of the Superintendency of Corporate Relations (Superintendência de Relações com Empresas), we hereby notify that this administrative authority, in the exercise of its legal powers and pursuant to Article 9, Section II, of Law No. 6,385/76, and Article 7, in conjunction with Article 8, of CVM Resolution No. 47/21, may determine the imposition of a coercive fine, without prejudice to other administrative sanctions, in the amount of R$1,000.00 (one thousand Brazilian reais), for non-compliance with the requirements set forth herein, until January 25, 2024.

Sincerely,

/signatures/

Gustavo André Ramos Inubia,
Analyst

Guilherme Rocha Lopes,
Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer